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David J. Baum                                     Direct Dial: 202-239-3346                        E-mail: david.baum@alston.com

May 15, 2015

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 232 to the Trust’s Registration Statement on Form N-1A – Monte Chesapeake Macro Strategies Fund, formerly the Mariner Managed Futures Strategy Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Monte Chesapeake Macro Strategies Fund, formerly, the Mariner Managed Futures Strategy Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 232 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 232”). Post-Effective Amendment No. 232 is being filed for the purpose of changing the Fund’s name, changing the Fund’s investment objective, modifiying the Fund’s principal investment strategies and risks and changing the Fund’s benchmark. The change in the Fund’s investment objective was approved by a majority of the Fund’s shareholders by a written consent of shareholders dated May 14, 2015.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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